SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 8-1-02

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2002

TEFRON LTD.
(Translation of registrant's name into English)

28 Chida Street, Bnei-Brak 51371, Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A)

Attached hereto and incorporated by reference herein are:

1. A press release dated August 5, 2002, announcing:

    a) the appointment of Mr. Arie Wolfson as Chairman of the Board of Directors following the resignation of Mr. Sigi Rabinowicz from his position as Chairman of the Board; and

    b) the appointment of Kost, Forer & Gabbay, a member firm of Ernst & Young International, as the independent auditors of Tefron Ltd., for the fiscal year ending December 31, 2002, and for the period until the next Annual General Meeting of shareholders.

2. A press release announcing the scheduling of a management conference call on August 13, 2002, to discuss second quarter financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD.
(Registrant)

By: ______________________
Name: Gil Rozen
Title: Chief Financial Officer

By: ______________________
Name: Hanoch Zlotnik,
Title: Controller

Date: August 8, 2002

news

FRB | WEBER SHANDWICK FINANCIAL COMMUNICATIONS

FOR YOUR INFORMATION:

RE: Tefron Ltd.
28 Chida Street
Bnei-Brak 51371
Israel
(NYSE: TFR)

At the Company

Mr. Gil Rozen
Chief Financial Officer
972-3-579-8701
Fax: 972-3-579-8715

At FRB/Weber Shandwick

Marilynn Meek – General Info. – (212) 445-8431
Vanessa Schwartz – Analyst Info – (212) 445-8433
Judith Sylk-Siegel – Media - (212) 445-8431

FOR IMMEDIATE RELEASE
August 5, 2002

ARIE WOLFSON ELECTED CHAIRMAN OF THE BOARD OF TEFRON; SIGI RABINOWICZ REMAINS PRESIDENT OF THE COMPANY

A Member Firm of Ernst & Young Ratified as Tefron's Independent Auditors

BNEI-BRAK, Israel, August 5, 2002 – Tefron Ltd., (NYSE-TFR), one of the world's leading producers of seamless intimate apparel, today announced that at today's Annual Meeting stockholders approved the appointment of Arie Wolfson as Chairman of the Board, following the resignation of Sigi Rabinowicz as Chairman of the Board. Mr. Rabinowicz who remains President of Tefron resigned as Chairman in order to focus solely on the sales and marketing efforts of the Company. Mr. Wolfson has been involved with the Company since 1987 and served previously as Tefron's President from 1993 and Chairman and President from 1997 until September 2000. At that time, Mr. Wolfson resigned these roles in order to devote more time to Macpell Industries Ltd., a public company whose shares are traded on the Tel Aviv Stock Exchange and where he is Chairman and Chief Executive Officer. Macpell is a principle shareholder of Tefron. Mr. Rabinowicz was the founder of Tefron and has been at the forefront of the Company's technological advances, marketing efforts and customer development.

-More-

Tefron further announced today that Kost, Forer & Gabbay, a member firm of Ernst & Young International were appointed as independent auditors of the Company, replacing Luboshitz, Kasierer & Co., a member firm of Arthur Andersen. The appointment, effective immediately, is for the fiscal year ending December 31, 2002 and for the period until the next Annual General Meeting of the shareholders.

Sigi Rabinowicz commented, "During the past 18 months much of Tefron's efforts were focused on improving our cost structure and operating efficiencies. We also continue to expend a great deal of our resources to the creation of new and innovative products and the identification of additional market opportunities for Tefron's growing line of products. As a result, I believe that I can best serve Tefron and its shareholders by devoting all of my time to enhancing our existing customer relationships while at the same time exploring new avenues of opportunity for the Company. It is for these reasons that I have decided to step aside as Chairman. This decision was made easier when Arie agreed to once again assume a formal role in Tefron's future. He has been involved with Tefron for many years both as an officer of the Company and as a consultant. He knows our operations inside out and brings a great deal of knowledge and experience to Tefron."

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, The Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, Kohls, Mimi Maternity, Motherhood, Woman's Secret and Schiesser, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.

This press release contains certain forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.

###

The Financial Relations Board

WEBER SHANDWICK

☎☎ CONFERENCE CALL ☎☎

Tefron, Ltd.

(NYSE: TFR)

Management will hold a conference call to discuss Second quarter results on:

Tuesday August 13, 2002 at:
10:00 a.m. Eastern
9:00 a.m. Central
8:00 a.m. Mountain
7:00 a.m. Pacific

TO PARTICIPATE:

Please dial 888-413-4411 domestic 703-871-3795 international at least 5 minutes before start time.

REPLAY: through August 20, 2002 at 11:59 p.m.
Please dial **888-266-2086 / 703-925-2435**, Passcode: **6091639**
THIS CALL CAN ALSO BE ACCESSED THROUGH THE INTERNET AT
www.viavid.com

RSVP: To assist us in planning for the call, we would greatly appreciate if you RSVP.
Yes, I plan to participate on the 2Q call:

Name: ______________________ Firm: ______________________

Please fax back to:
Yvette Ellis at FRB/Weber Shandwick at 212-445-8436 or
email to yellis@webershandwick.com

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